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Attn: Michael Killoy
Christina Chalk

Re:    MarketWise, Inc.
Schedule TO-I
Filed August 17, 2022
File No. 005-91587

Form S-4
Filed August 17, 2022
File No. 333-266927

To the addressees set forth above:
On behalf of our client, MarketWise, Inc. (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated August 25, 2022 (the “Comment Letter”) with respect to the Company’s Schedule TO-I (the “Schedule TO”) and Form S-4 (the “Form S-4”), each filed with the Commission on August 17, 2022.
The Company has filed via EDGAR its amended Registration Statement on Form S-4 (the “Amended Registration Statement”) and its amended Schedule TO-I (the “Amended Schedule TO” and, together with the Amended Registration Statement, the “Amended Filings”), which reflect the Company’s responses to the comments received by the Staff and certain updated information. The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter together with the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Filings. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in each of the Amended Registration Statement and the Amended Schedule TO, as applicable.

August 31, 2022 Page 2
Schedule TO-I and Form S-4 filed August 17, 2022

The Offer and Consent Solicitation; Conditions to the Offer and Consent Solicitation, page 15

1.We note the following statement: "The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date." This language suggests that if a condition is “triggered” and the offeror fails to assert the condition, the offeror will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the offeror may be required to extend the Offer and recirculate new disclosure to security holders. Please revise this language accordingly. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 19 of the Amended Registration Statement accordingly.
The Company supplementally confirms its understanding that when a condition is triggered by events that occur during the Offer Period and before the expiration of the Offer, the Company will inform its warrant holders how it intends to proceed as soon as reasonably practicable following the occurrence of any such event, rather than waiting until the end of the Offer Period, unless the condition is one where the satisfaction of the condition may be determined only upon expiration.
2.We note the following statement in this section: "The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions." All offer conditions must be objective and outside the control of the offeror to avoid implicating Regulation 14E's prohibition on illusory offers. Revise the quoted language to avoid the impression that actions or inaction by the offeror can implicate an offer condition.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 19 of the Amended Registration Statement accordingly.
3.Clarify here whether the Offer is conditioned on the Consent Solicitation. While we understand that security holders holding over 50% of the warrants have agreed to consent to their amendment, we also note the disclosure that such consents are invalid if the terms of the Offer change in a manner adverse to such holders. Please revise or advise.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Offer is not conditioned on the Consent Solicitation. The Company further advises the Staff that it has revised the disclosure on page 25 of the Amended Registration Statement to remove the statement that, under the Tender and Support Agreement, Alpha Global’s tender and consent is conditioned on there being no amendment to the terms of the Offer as described in the Amended Registration Statement that is materially adverse to such holder, as such disclosure was inconsistent with the terms of the Tender and Support Agreement.
4.Clarify in your disclosure what is meant by a general limitation on prices for securities in U.S. securities or financial markets.

August 31, 2022 Page 3
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 18 of the Amended Registration Statement to delete “or limitation on prices for” in clause (i) of the fourth bullet under “—Conditions to the Offer and Consent Solicitation.”
Market Information, Dividends, and Related Stockholders Matters, page 23
5.Please disclose the high and low sales prices for the public warrants and Class A shares in the principal market for each quarter during the past two years. See Item 2 of Schedule TO and Item 1002 of Reg. M-A.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 26 of the Amended Registration Statement accordingly.
General
6.Based on the disclosure in Item 10 of the Schedule TO, it appears that MarketWise is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where a filing person elects to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders, in this case the prospectus. See Instruction 1 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http://www.sec.gov. Please revise to include the information required by Item 1010(c) of Regulation M-A.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 9-11 of the Amended Registration Statement accordingly.
* * * *

August 31, 2022 Page 4
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2374 or at Christopher.J.Clark@lw.com, or to my colleague, Ian D. Schuman, at (212) 906-1894 or at Ian.Schuman@lw.com.

Sincerely,

/s/ Christopher J. Clark
Christopher J. Clark
of LATHAM & WATKINS LLP

cc:	Mark Arnold, Chief Executive Officer, MarketWise, Inc.
Dale Lynch, Chief Financial Officer, MarketWise, Inc.
Gary Anderson, General Counsel, MarketWise, Inc.
Ian D. Schuman, Latham & Watkins LLP
Derek Dostal, Davis Polk & Wardwell LLP